                                                                EXHIBIT 99(c)(9)



FRANK ROTHMAN (CA State Bar No. 22890)
HARRIET S. POSNER (CA State Bar No. 116097)
STEVEN A. VELKEI (CA State Bar No. 160561)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM
300 South Grand Avenue, Suite 3400
Los Angeles, California  90071
(213) 687-5000

Attorneys for Plaintiffs/ Counterdefendants
MCNEIL PACIFIC INVESTORS
FUND 1972, et al.



  UNITED STATES DISTRICT COURT

 CENTRAL DISTRICT OF CALIFORNIA

        WESTERN DIVISION


MCNEIL PACIFIC INVESTORS FUND 1972, LTD., MCNEIL       )    Case No. CV-96-5680 SVW (CWx)
REAL ESTATE FUND IX, LTD., MCNEIL REAL ESTATE FUND     )
X, LTD., MCNEIL REAL ESTATE FUND XI, LTD., MCNEIL      )    [PROPOSED] SUPPLEMENTAL AND AMENDED COMPLAINT
REAL ESTATE FUND XIV, LTD., MCNEIL REAL ESTATE FUND    )    FOR DECLARATORY AND INJUNCTIVE RELIEF
XV, LTD., MCNEIL REAL ESTATE FUND XX, L.P., MCNEIL     )
REAL ESTATE FUND XXIV, L.P., MCNEIL REAL ESTATE        )
FUND XXV, L.P., MCNEIL REAL ESTATE FUND XXVI, and      )
MCNEIL REAL ESTATE FUND XXVII,                         )
                                                       )
                     Plaintiffs,                       )
                                                       )
              v.                                       )
                                                       )
HIGH RIVER LIMITED PARTNERSHIP, RIVERDALE INVESTORS    )
CORP., INC., CARL C. ICAHN, and UNICORN ASSOCIATES     )
CORPORATION,                                           )
                     Defendants.                       )
                                                       )
                                                       )
AND RELATED COUNTERCLAIMS.                             )
                                                       )
                                                       )
                                                       )
                                                       )
                                                       )
                                                       )
                                                       )
                                                       )

              Plaintiffs, McNeil Pacific Investors Fund 1972, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P. and McNeil Real Estate Fund XXVII, L.P. (collectively, the "Partnerships"), by their attorneys, Skadden, Arps, Slate, Meagher & Flom, for their [Proposed] Supplemental and Amended Complaint for Declaratory and Injunctive Relief against defendants High River Limited Partnership, Riverdale Investors Corp., Inc., Carl C. Icahn, and Unicorn Associates Corporation, allege as follows:

                                  JURISDICTION

              1. The jurisdiction of this Court is invoked pursuant to 28 U.S.C. Section 1332 (federal question jurisdiction); 15 U.S.C. Section 78aa (jurisdiction over claims arising under the Securities Exchange Act of 1934); and 28 U.S.C. Section 1367 (supplemental jurisdiction).

                 SUMMARY OF SUPPLEMENTAL AND AMENDED COMPLAINT

              2. This is an action to enjoin a series of ongoing illegal tender offers by affiliates of the well-known corporate raider, Carl Icahn, for eleven real estate limited partnerships.

              3. In early August, defendants unlawfully made a public announcement of their intention to conduct a series of tender offers for limited partnership units in ten California limited partnerships (the "Original Ten Partnerships"). As a matter of law under SEC Rule 14d-2, this unlawful announcement caused tender offers to be commenced at that time. Yet, for more than six weeks, the bidders failed to provide the unitholders, the Partnerships and the Securities and Exchange Commission with the required information to which they were entitled under the federal securities laws. One effect (or, indeed, possibly the intention) of defendants' unlawful announcement was to predispose the unitholders with specific promises concerning purported tender offers -- a manipulative device the SEC has expressly barred pursuant to its authority to make rules to protect investors from the manipulative devices employed during tender offers.

              4. For more than six weeks after August 5, 1996, defendants allowed its unlawful tender offers to remain pending, without either (i) disseminating tender offer materials to the Partnerships' unitholders, or (ii) withdrawing or discontinuing the tender offers. Finally, on September 20, 1996, defendant High River Limited Partnership ("High River") finally commenced its tender offers for nine of the Original Ten Partnerships -- omitting one partnership that was in the process of being liquidated, with substantially greater financial benefit to unitholders than they would have received from defendants' lowball offers -- together with two additional partnerships. However, High River's belated commencement of its formal tender offers fails to cure its blatant and continuous pattern of illegality.

              5. Among other defects, High River's current tender offers for "any and all units" in the Partnerships are undertaken in violation of the applicable Partnership Agreements, each of which precludes transfers of Partnership units that would have the effect of dissolving or terminating the Partnership. As High River has itself acknowledged, the Internal Revenue Code and applicable IRS regulations provide that the transfer of more than 50% of partnership interests within any 12-month period results in termination of the Partnership for federal tax purposes. Accordingly, High River should not be permitted to conduct, let alone consummate, coercive tender offers that threaten to cause the Partnerships to terminate, with potentially serious, harmful tax consequences for non-tendering limited partners and the Partnerships themselves, and the offers should be enjoined. Additionally, High River's Schedule 14D-1 disclosures are false, misleading and omissive in several other respects, including such material matters as the time when unitholders can expect to receive payment for their units and the price to be received. The defects in High River's disclosures, individually and cumulatively, warrant injunctive relief against continuation and consummation of the tender offers pending fair and complete correct disclosures and the passage of a reasonable time thereafter.

              6. As an aid to their illegal offers, defendants have served the Original Ten Partnerships with demands for lists of unitholders, allegedly made pursuant to the California Limited Partnership Act. Admittedly, defendants' purpose in requesting these lists is to facilitate the pending High River tender offers that not only are being pursued in violation of the federal securities laws, but would also, if successful, destroy the Partnerships and damage thousands of unitholders. Because defendants' request for the lists is illegal and made for an improper purpose, the Partnerships are further entitled to a declaratory judgment that they are under no obligation to furnish defendants (or any other person or entity acting in concert with them) with the unitholder lists under these circumstances.

                                    PARTIES

              7. Each of the plaintiff Partnerships (McNeil Pacific Investors Fund 1972, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P. and McNeil Real Estate Fund XXVII, L.P.) is a limited partnership. All the plaintiffs except McNeil Real Estate Fund XXVII, L.P. ("Fund XXVII") are California limited partnerships. Fund XXVII is a Delaware limited partnership.

              8. Defendant High River is a Delaware limited partnership and is one of the bidders in the unlawful tender offers for the Partnerships.

              9. Defendant Riverdale is a Delaware corporation and is the general partner of High River and is another bidder in the unlawful tender offers.

              10. Defendant Icahn is a natural person who is another bidder in the unlawful tender offers. Upon information and belief, Icahn controls his co-defendants High River, Riverdale and Unicorn.

              11.  Defendant Unicorn is a New York corporation.

              12. All the defendants have acted in concert in connection with all the matters that form the subject of this action.

                                     FACTS

A.  Icahn's Prior Tender Offers.

              13. On August 3, 1995, High River launched a series of ten unsolicited tender offers seeking to acquire up to 45% of the units in each of Original Ten Partnerships.

              14. Unitholders in each of the Partnerships overwhelmingly rejected High River's 1995 tender offers. When these tender offers closed on October 6, 1995, High River received tenders of less than approximately 10% of the outstanding limited partnership units in each of the Original Ten Partnerships.

              15. Soon after Icahn commenced his tender offers of last year, the proverbial bevy of class action law suits were reflexively filed in California, New York and Texas, purportedly seeking to "protect" the Partnerships' unitholders. As the Partnerships allowed Icahn's tender offers to be consummated without seeking judicial assistance to impede them, these purported "defenders" of unitholder interests found no occasion to do anything in connection with Icahn's tender offers that would justify any recovery, judicial relief, or, critically, any legal fees. While the actions in New York and Texas were abandoned by these class plaintiffs, they have expressed their intention to consolidate all their alleged grievances in a pending action in California state court, principally to press contrived claims of breach of fiduciary duty by the Partnerships and their general partner.

              16. The units tendered to High River in each of the Ten Original Partnerships have been transferred to High River, or, at High River's designation, to Unicorn. High River is now, and has been throughout 1996, a limited partner of each of the Ten Original Partnerships, and is bound by the Partnership Agreement governing each of the Partnerships.

B.  The 1996 Schedule 13D Amendment.

              17. On August 5, 1996, the Icahn Group filed with the Securities and Exchange Commission Amendment No. 4 to its joint Schedule 13D with respect to the Original Ten Partnerships. A copy of this Amendment to Schedule 13D is annexed hereto as Exhibit A. The contents of the amendment have routinely been placed on databases that are accessible throughout the United States, including this District, and have also been the subject of wire service coverage.

              18. The Icahn Group's Amendment to Schedule 13D was filed for the purpose, inter alia, of disclosing the terms of an extraordinary letter agreement between High River and counsel for the purported class plaintiffs who, as noted above, have brought class or derivative claims against the Partnerships and their general partner.

              19. Under Item 6 ("Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer"), the Icahn Group disclosed:

              The Letter Agreement . . . provides, among other things, that . . . High River will commence, as soon as possible, but in no event more than 6 months, the Tender Offers for any and all of the outstanding Units of the Partnerships at a price that is not less than 75% of the estimated liquidation value of the Units (as determined by utilizing the same methodology that was used to determine the liquidation values in High River's previous tender offers for the Partnerships), which Tender Offers may be subject to such other terms and conditions as High River determines in its sole discretion. . . .

[Emphasis added.]

              20. In apparent exchange for this unenforceable "promise," High River's letter agreement with the class plaintiffs also contained an unprecedented -- and probably illegal and unenforceable -- provision under which counsel for the putative class purportedly agreed not to settle the pending California state-court litigation against the Partnerships and their general partner for less than a specified (and exorbitant) amount of consideration.

C.  Defendants' August 5 Filings Commenced Tender Offers.

              21. As a matter of law, the disclosure made by defendants on August 5, 1996, constituted the commencement of tender offers for any or all outstanding limited partnership units in each of the Original Ten Partnerships, by each of the defendants, who together constitute a "group" under Section 13(d).

              22.  SEC Rule 14d-2(a)(5), 15 C.F.R. Section  240.14d-2(a)(5),
provides that a tender offer is commenced for purposes of Section 14(d) at 12:01 a.m. on the date when "[t]he tender offer is first published or given to security holders by the bidder. . . ."  Under Rules 14d-2(b) and (c), a public announcement by a bidder "shall be deemed to constitute the commencement of a tender offer" if the announcement includes "(1) [t]he identity of the bidder;
(2) [t]he identity of the subject company; and (3) [t]he amount and class of securities being sought and the price or range of prices being offered therefor."

              23. The Icahn Group's Amendment to Schedule 13D contained all the information sufficient to satisfy each and every element of Rule 14d-2, including the identity of the bidder (High River), the identity of the target (the Original Ten Partnerships), the quantity of securities to be acquired (any and all limited partnership units), and the "range of prices" to be offered (not less than a stated percentage of the Partnerships' liquidation values). The announced price range referred to methodology that had been expressly used and disclosed by High River in the 1995 tender offers for the same Partnerships, and therefore not only constituted part of the public record but was also known to the very unitholders whom the Icahn Group's disclosure was intended to reach and effect.

              24. Accordingly, the Icahn Group's amended Schedule 13D constituted a "public announcement" of High River's commencement of tender offers for the Original Ten Partnerships, effective August 5, 1996.
Thereafter, within five (5) business days after August 5, 1996, i.e., by August 12, 1996, the Icahn Group was required either to (1) publicly announce that it had determined not to continue with the tender offers, or (2) disseminate all information to which unitholders are entitled to evaluate the tender offers and determine whether to tender, as set forth in SEC Schedule 14D-1. SEC Rule 14d-2(b), 15 C.F.R. Section 240.14d-2(b).

              25. For more than six weeks after August 5, 1996, High River undertook neither of the two legally permissible alternatives. High River failed either to discontinue its tender offers or to make Schedule 14D-1 disclosure to investors even after the Partnerships filed their initial Complaint in this action asking this Court to enjoin defendants' blatant Rule 14d-2 violation and manipulative tactics. Throughout this time, High River was, therefore, in violation of the SEC Rules governing tender offers:

              If the bidder makes the subsequent announcement contemplated by the first option, the initial announcement will not be deemed to commence an offer. If the bidder complies with the filing, disclosure and dissemination requirements of the second option, the tender offer will commence on the date of such compliance, rather than the date of the earlier public announcement. . . .  If the bidder exercises neither option, the tender offer commences on the date of the initial announcement, resulting, however, in filing and disclosure violations. As a result, it is not anticipated that a bidder making such a public announcement will select the "do nothing" alternative.

SEC Exchange Act Release No. 16384, Fed. Sec. L. Rep. (CCH)   82,373, at 82,583
(Dec. 19, 1979) (emphasis added).

              26. Although High River belatedly filed its Schedules 14D-1 on September 20, 1996, and provided tender offer materials to the Partnerships for mailing on September 30, 1996, High River, as a matter of law, could not and, as a matter of fact, did not even attempt to "unring the bell" of its Rule 14d-2 violation. Rather, during those six weeks between August 5 and September 20, 1996, the unlawful information in the Schedule 13D filing was allowed to remain publicly available to influence unitholders with respect to its offers.

D.  High River's Schedule 14D-1 Filings.

              27. On September 20, 1996, at long last, High River finally filed Schedules 14D-1 with the SEC, purportedly commencing tender offers for "any and all units" in the eleven plaintiff Partnerships, including nine of the Original Ten Partnerships affected by the August Schedule 13D Amendments, together with McNeil Real Estate Funds XXVI, L.P. ("Fund XXVI") and Fund XXVII. A copy of the Schedule 14D-1 for Fund XXIV, which is representative of all these filings, is annexed hereto as Exhibit B.

              28. High River's Schedule 14D-1 filings disclosed that High River had entered into two more unusual agreements with the plaintiffs' attorneys in the putative class actions against the partnerships. First, defendants committed themselves to make tender offers for units in two additional Partnerships, Fund XXVI and Fund XXVII, in addition to the Ten Original Partnerships. On the other hand, Plaintiffs' Counsel released High River from its obligation to commence a tender offer for McNeil Real Estate Limited Fund V, Ltd. ("Fund V"), which was in the process of liquidating on terms substantially more favorable than those reflected in High River's lowball offer made in 1995 or the price that would have been offered in 1996.

              29. High River's tender offers are for "any and all units" in the eleven Partnerships that are the present plaintiffs herein. However, these tender offers violate the Partnership Agreements that are the organic documents for these Partnerships.

              30. Section 708(b)(1)(B) of the United States Internal Revenue Code, 26 U.S.C. Section 708(b)(1)(B), provides that if more than 50% of the partnership interests in a partnership change hands within a 12-month period, the partnership shall terminate under the tax laws. High River's Schedules 14D-1 acknowledge that should High River complete its tender offers in accordance with their terms, Section 708(b)(1)(B) would be triggered, with negative consequences for non-tendering limited partners.

              31. The Partnership Agreements that govern these Partnerships preclude limited partners from taking any actions that would dissolve or terminate the Partnership. Section 16.6 of the Partnership Agreement for each Partnership (except for McNeil Pacific Investors Fund 1972, Ltd. ("Fund 1972")) provides that:

              No Limited Partner shall have the right or power to . . . (iii) cause the termination and dissolution of the Partnership by court decree or otherwise, except as set forth in this Partnership Agreement. . . .

Termination of the Partnerships for tax purposes by act of the limited partners is not among the bases for dissolution or termination authorized by the Partnership Agreements. Thus, successful consummation of High River's tender offers in whole or significant part would contravene and violate the Partnership Agreements.

              32. In the 1995 tender offers, High River (and its affiliate, Unicorn) acquired between 5% and 10% of the limited partnership units in the Ten Original Partnerships. Moreover, there have been and will continue to be ongoing transfers of limited partnership interests in the ordinary course. Thus, pursuant to the express terms of the Partnership Agreements asked above, High River may not acquire, other limited partners may not transfer, and McNeil may not recognize the transfer of, more than 50 percent of the outstanding limited partnership units in any 12 month period -- much less "any and all units" in each Partnership. Moreover, by failing to disclose that

High River may not validly tender for and acquire "any and all units" in the Partnerships, High River's tender offer materials are false and misleading.

E.     High River's False, Misleading And Misleadingly Omissive Schedules
       14D-1.

       1.     High River's Failure To Disclose Delays In Payments.

              33. The Schedules 14D-1 filed by High River are also false and misleading in numerous other respects. First, High River has failed to disclose that, notwithstanding the reasonable expectations of investors and SEC Rule 14e-1(c), it does not pay investors for units that are tendered to them "promptly" after a tender offer closes.

              34. High River closed its 1995 tender offers on October 6, 1995. Transfer of most partnership units to High River (and Unicorn) occurred on December 31, 1995. Yet, High River failed to pay many limited partners for their units for several months after December 1995. McNeil and High River each received numerous communications from limited partners complaining of High River's inexcusable failure to make timely payments to unitholders. High River has never publicly disclosed any of these delays or the reason for such delays.

              35. High River's prior record of unlawful delay in paying for the units acquired would be highly significant to a reasonable investor considering whether to tender units in the presently pending tender offers. Yet, far from disclosing that it previously delayed in paying for units, High River now claims in its tender offer materials that it will pay for units tendered to it "as promptly as possible following the Expira-tion Date." Under the circumstances, High River's disclosure is misleading and fails to disclose facts that are necessary to make the statements that are disclosed not misleading.

       2.     High River's Misleading Disclosure Of The Tender Offer Prices.

              36. With respect to six Partnerships, High River's disclosure of the price to be paid for each unit -- the single most material disclosure imaginable -- is materially false and misleading, in that High River discloses in prominent text on the cover of its tender offer materials the price it will pay for units, while only disclosing in the clause thereafter that that price is to be reduced by the (unspecified) amount of distributions that the Partnerships made recently (but well before High River's Schedules 14D-1 were filed) to the unitholders.

              37. For example, in the case of Fund XXVII, High River initially asserts that its offer price is $6.190 per unit. However, given that Fund XXVII made a distribution to unitholders of $0.56884 per unit in August 1996, High River's real offer price for units in Fund XXVII is the lesser sum of $5.6312 -- or a reduction of almost 9.2% from the prominently displayed price. Similarly misleading "prices" are disclosed with respect to distributions made by Funds XV, XX, XXIV, XXV and XXVI. As the August 1996 distributions to unitholders were made approximately one month ago, High River certainly had sufficient time to disclose, in the bold print on the front page of their tender offer materials, the real prices it will pay for tendered units.

       3.     Defendants' Failure To Adequately Disclose Their Financial
              Condition.

              38. Finally, the Schedules 14D-1 filed by High River are also insufficient because they fail to adequately disclose the present financial position of High River and its affiliates.

              39. High River's Schedules 14D-1 contain only unaudited financial statements as of June 30, 1996 for High River, but do not contain any other additional financial information concerning High River, although such information is material to investors who are entitled to know (i) whether High River is likely to be able to pay for the units it contracts to purchase, and
(ii) the financial position of a party that concededly may seek to take control of the Partnerships. Moreover, the Schedules 14D-1 contain no financial information concerning Riverdale, which is High River's general partner, Icahn and/or Unicorn.

F.  High River's Demand For Unitholder Lists.

              40. On August 12, 1996, High River wrote to each of the Ten Original Partnerships making a demand for lists of the unitholders in each Partnership. Specifically, High River's letter indicated:

              We request permission to inspect and copy, no later than August 19, 1996, during normal business hours, a current list, for each Partnership, of the full name and list known business or residence address of each partner, set forth in alphabetical order together with the contribution and the share in profits and losses of each partner (collectively, the Unitholder Lists"). The undersigned, or an affiliate of the undersigned, intends to make a tender offer for Units of each of the Partnerships. [Emphasis added.]

A copy of High River's demand letter is annexed hereto as Exhibit C.

              41. As demonstrated by the contents and timing of its August 12 letter, High River sought to obtain the unitholder lists for the purpose of facilitating tender offers for the Ten Original Partnerships. However, as demonstrated above, the tender offers are palpably illegal in that, inter alia,
(i) they are being conducted in gross violation of the applicable SEC Rules designed to prevent market manipulation and to ensure that unitholders receive all the information they need in order to make informed investment decisions, and (ii) they seek tenders that would cause termination of the Partnerships, in violation of the Partnership Agreements and to the extreme detriment of other unitholders. California state law, which under other circumstances might require the Partnerships to provide High River with the information it seeks, does not require the Partnerships to provide shareholder lists for the purpose, as here, of facilitating the conduct of tender offers that violate both the federal securities laws and the Partnership Agreements, and which offers themselves must be enjoined.

                             FIRST CLAIM FOR RELIEF
                   [For Violation Of Sections 14(d) and 14(e)
                     Of The Exchange Act And The Rules And
                     Regulations Promulgated Thereunder --
               Premature Commencement Of Offers Under Rule 14d-2]

              42. Plaintiffs repeat and reallege the allegations of the preceding paragraphs as if fully set forth herein.

              43.  Sections 14(d) and (e) of the Exchange Act, 15 U.S.C.
 Section 78n(d)-(e), require that in connection with a tender offer, full disclosure must be made of the information specified in Section 14(d) and the rules and regulations promulgated thereunder, and make it unlawful to engage in any fraudulent deceptive or manipulative act in connection with any tender offer.

              44. Sections 14(d) and (e) and the SEC regulations thereunder are thus intended to insure that security holders confronted with a tender offer are provided with all the information about the offeror and the offer necessary for them to make an informed investment decision whether to tender or hold their securities.

              45. Under Rule 14d-2, High River commenced tender offers for all outstanding units of the Partnerships on August 5, 1996, yet High River failed for weeks thereafter either (i) to disclose or disseminate to shareholders virtually any of the information required to be disclosed on Schedule 14D-1, and (ii) also failed, as the only other permissible alternative, to announce within five business days that it was discontinuing the tender offers. High River's manipulation of the marketplace continued until September 20, 1996, when High River belatedly filed its Schedules 14D-1 which, in any event, were themselves materially false and omissive.

              46. Defendants' Schedule 13D Amendment purporting to disclose an intention to commence tender offers was calculated improperly to condition the Unitholders and interfere with trading in limited partnership units that would otherwise take place. As defendants, who are veteran, sophisticated tender offerors with years of experience in tender offer matters, well know, the avoidance of such manipulative abuses is the very purpose of Rule 14d-2.

              47. By reason of the foregoing, defendants should be preliminarily and permanently enjoined from any further violations of the federal securities laws, including without limitation Sections 14(d) and (e) of the Exchange Act and the SEC Rules promulgated thereunder. In particular, High River and any other offeror should be mandatorily enjoined to promptly cure their prior violation of Rule 14d-2 by discontinuing the ongoing, unlawful tender offers for the Partnerships, without acquiring any units pursuant thereto, and waiting at least 60 days thereafter, to allow the market to recover from defendants' unlawful "gun-jumping," before commencing any further tender offers..

              48. The Partnerships and their limited partners have no adequate remedy at law.

                            SECOND CLAIM FOR RELIEF
               [For Breach Of The Partnership Agreements And For
             Participating In, Aiding And Abetting, And Soliciting
                    Breaches Of The Partnership Agreements]

              49. Plaintiffs repeat and reallege the allegations of the preceding paragraphs as if fully set forth herein.

              50. Section 708(b)(1)(B) of the United States Internal Revenue Code, 26 U.S.C. Section 708(b)(1)(B), provides that if more than 50% of the partnership interests in a partnership change hands within a 12-month period, the partnership shall be treated as having been terminated for tax purposes. High River's Schedule 14D-1 acknowledges that should High River succeed with its tender offers, Section 708 would be triggered, with potential negative consequences for non-tendering limited partners.

              51. The Partnership Agreement for each Partnership precludes limited partners from taking actions that would dissolve or terminate the Partnership. Section 16.6 of the Partnership Agreement for each Partnership (except McNeil Pacific Investors Fund 1972, Ltd.) provides that:

              No Limited Partner shall have the right or power to . . . (iii) cause the termination and dissolution of the Partnership by court decree or otherwise, except as set forth in this Partnership Agreement. . .

              52. High River has offered to acquire "any and all" units in each of the Partnerships would result in the transfer, within a 12-month period, of more than 50% of the units of each Partnership. Such transfer would result in the application of

Section 708 to each Partnership, with resulting potentially disastrous tax consequences to each limited partner who elects not to tender units.

              53. By proposing to engage in conduct that would result in the tax termination of the Partnerships, High River has breached the Partnership Agreements with respect to each of the Partnerships in which it is a limited partner, which include all the Partnerships as to which High River made its 1995 tender offers.

              54. Additionally, any limited partner transferring units that would result in the overall transfer of more than 50% of the outstanding units in a 12-month period would, unwittingly, thereby breach the Partnership Agreement. By seeking to induce unitholders to effect such transfers, High River is intentionally participating in, aiding and abetting and soliciting such breaches.

              55. High River's conduct concededly threatens irreparable harm not only to the Partnerships but to their limited partners who may choose not to tender units to High River, many of whom chose to invest in the Partnership, in part, as the result of tax considerations. It is fundamentally unfair and illegal for High River to be permitted to destroy, for many limited partners, the Partnerships' favorable tax treatment, in violation of the Partnership Agreements that are the Partnerships' organic documents.

              56. By reason of the foregoing, High River should be preliminarily and permanently enjoined from continuing and consummating its pending tender offers for "any and all units" in the Partnerships, or offers for any number of units that, when combined with the units previously transferred in the preceding 12 months (including those previously acquired by High River and Unicorn), and/or when combined with the units that can be expected to be transferred by other unitholders in the (next) 12 months, would result in the transfer of more than 50% of outstanding units and the triggering of Section 708(b)(1)(B).

              57. The Partnerships and their limited partners have no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF
                   [For Violation Of Sections 14(d) and 14(e)
                     Of The Exchange Act And The Rules And
                     Regulations Promulgated Thereunder --
                  False, Misleading And Misleadingly Omissive
                  Schedules 14D-1 And Tender Offer Materials]


              58. Plaintiffs repeat and reallege the allegations of the preceding paragraphs as if fully set forth herein.

              59. High River has purported to commence tender offers for "any and all units" in each of the Partnerships and has filed Schedules 14D-1 and disseminated tender offer materials purporting to offer to purchase "any and all units." Yet, for the reasons discussed above, High River may not, consistent with the Partnership Agreements, acquire units that would cause the transfer of more than 50% of the outstanding units in any Partnership, and should be enjoined from doing so. In fact, the number of units that High River may validly acquire in each Partnership is, in light of its prior tender offers and other transfers that occur in the ordinary course, substantially less than 50% of the outstanding units -- not 100%, as High River depicts.

              60. High River's tender offer materials are false, misleading and misleadingly omissive in failing to disclose that High River is not entitled to acquire "any and all units" and that transfer of units that would cause the tax termination of the Partnerships under Section 708 would be in breach of the Partnership Agreements and, therefore, cannot take place.

              61. High River's tender offer materials are also false, misleading and omissive in that:

                   (a) While stating that unitholders will be paid for their units as promptly as possible following consummation of the offers, they fail to disclose that in the previous tender offers for these Partnerships, High River unreasonably and without excuse delayed for up to several months in making payment for units it purchased and thereby violated SEC Rule 14e-1(c), 17 C.F.R. Section 240.14e-1(c);

                   (b) With respect to six Partnerships, while High River discloses on the cover of its tender offer materials the price it will pay for units, High River discloses only in a later clause that that price to be paid is to be reduced by amounts of distributions that the Partnerships made recently to the unitholders; and

                   (c) The Schedules 14D-1 filed by High River fail to adequately disclose the financial position of High River and its affiliates.

              62. By reason of the foregoing, defendants should be preliminarily and permanently enjoined from continuing or consummating their tender offers for the Partnerships until they disseminate amended materials containing full, fair and complete supplemental disclosures with respect to each false, misleading or misleadingly omissive statement contained in their Schedules 14D-1 and unitholder mailings, and for a reasonable time (and in no event less than 60 days) thereafter to permit investors to consider and evaluate the contents of such curative disclosures.

              63. The Partnerships and their limited partners have no adequate remedy at law.


                            FOURTH CLAIM FOR RELIEF
                        [For Violation Of Section 13(d)
                     Of The Exchange Act And The Rules And
                      Regulations Promulgated Thereunder]

              64. Plaintiffs repeat and reallege the allegations of the preceding paragraphs as if fully set forth herein.

              65. Section 13(d) of the Exchange Act, 15 U.S.C. Section 78m(d), and the SEC Rules promulgated thereunder make it unlawful for any person to file a Schedule 13D (including an amendment thereto) containing any materially false or misleading statement or omission.

              66. Amendment No. 4 to the Icahn Group's Schedule 13D, filed August 5, 1996, is materially false, misleading and omissive in that it fails to disclose that under the SEC Rules, the filing of the Amended Schedule 13D constituted the commencement of tender offers with respect to each Partnership, and that the Icahn Group intended within five business days neither to discontinue the tender offers nor to disclose and disseminate the information required to be disclosed so that unitholders could make informed decisions as to whether to tender their units.

              67. By reason of the foregoing, defendants should be preliminarily and permanently enjoined from any further violations of the federal securities laws, including without limitation Section 13(d) of the Exchange Act. In particular, defendants should be mandatorily enjoined to promptly amend its Schedule 13D to disclose that on August 5, 1996, High River (and any other offerors) commenced tender offers for the Partnerships and that they have discontinued such tender offers without acquiring any units from any limited partners.

              68. The Partnerships and their limited partners have no adequate remedy at law.


                             FIFTH CLAIM FOR RELIEF
                 [Against High River For A Declaratory Judgment
                         That The Partnerships Are Not
                      Required To Provide High River With
                         Unitholder Lists To Aid It In
                      Pursuing Its Illegal Tender Offers]

              69. The Partnerships repeat and reallege the allegations of the preceding paragraphs as if fully set forth herein.

              70. This claim is brought on behalf of the Ten Original Partnerships (except for Fund V).

              71. On August 12, 1996, High River wrote to each of the Ten Original Partnerships making a demand for lists of the unitholders in each Partnership.

              72. As demonstrated by the contents and timing of its August 12 letter, High River is seeking to obtain the unitholder lists for the express and conceded purpose of con-ducting tender offers for the Ten Original Partnerships. However, as demonstrated above, these tender offers are palpably illegal in that they (i) are being conducted in plain violation of the applicable SEC Rules designed to prevent market manipulation, and (ii) could trigger termination of the Partnerships in violation of the Partnership Agreements. Under California law, the Partnerships should not be required to provide shareholder lists for the purpose of facilitating the conduct of tender offers that violate the federal securities laws and the Partnership Agreements, to the manifest detriment of the Partnerships and the unitholders, and themselves must therefore be enjoined.

              73. By reason of the foregoing, the Partnerships are entitled to a declaratory judgment that High River is not entitled to be provided unitholder lists, or any other information, pursuant to High River's letter of August 12, 1996 or which would otherwise be used in connection with illegal tender offers, other conduct in violation of the Partnership Agreements, or any attempt to profit from unlawful market manipulation.

              WHEREFORE, plaintiffs respectfully demand judgment:

              I.  Declaring that defendants have violated Sections 14(d) and
(e) and 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. Sections 78n(d)-(e), 78m(d), and the SEC Rules promulgated thereunder in connection with their commencement and continuation of tender offers for the Partnerships on and after August 5, 1996 and September 20, 1996;

              II. Granting plaintiffs injunctive relief commanding High River to withdraw, discontinue and acquire no units pursuant to its existing tender offers for "any and all units" of the Partnerships, or any of them;

              III. Granting plaintiffs injunctive relief against defendants and defendants' respective officers, directors, employees, agents and affiliates, and all other persons acting in concert with defendants or on their behalf, directly or indirectly:

                    (a) enjoining them from committing any further violations of the Securities Exchange Act and SEC tender offer rules in connection with the Partnerships and their affiliates;

                    (b) enjoining them from continuing or consummating their pending tender offers, which were commenced in violation of Rule 14d-2, and enjoining them from commencing any new tender offer for the Partnerships for a reasonable period (not less than 60 days) to dissipate the effects of defendants' unlawful conduct;

                    (c) enjoining them from continuing or consummating their pending tender offers or any other tender offers for "any and all" units of the Partnerships or any number of units that could have the effect of causing the Partnerships to terminate, for tax purposes or otherwise, in violation of
Section 16.6 of the Partnership Agreement;

                    (d) in the alternative, enjoining consummation of the tender offers pending accurate and complete corrective disclosure with respect to each and every false, misleading and/or misleading omissive matter contained in High River's

Schedules 14D-1 and tender offer materials disseminated to unitholders;

              III. Requiring defendants and their affiliates to divest themselves of all Partnership Units beneficially owned by them, acquired after the start of their unlawful tender offers and the filing of their false and misleading Schedule 13D Amendment and, later, Schedules 14D-1;

              IV. Granting a declaratory judgment that the Partnerships are not required to provide High River with unitholder lists, or any other information, pursuant to High River's letter of August 12, 1996 or which would otherwise be used in connection with illegal tender offers, tender offers conducted in violation of the Partnership Agreements, or any attempt to profit from unlawful market manipulation; and

              V. Granting the Partnerships such other and further relief as the Court may deem just and proper, together with the costs, disbursements and attorneys' fees of this action.

DATED: September 30, 1996


                                        FRANK ROTHMAN
                                        HARRIET S. POSNER
                                        STEVEN A. VELKEI
                                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM



                                        By
                                          -----------------------------------
                                                   Harriet S. Posner
                                               Attorneys for Plaintiffs/
                                                   Counterdefendants
                                                McNEIL PACIFIC INVESTORS
                                                   FUND 1972, et al.